

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-31-02



03005816

January 22, 2003

Act 1934
Section
Rule 14A-8
Public Availability 1-22-2003

Donna M. Levy
Senior Counsel
Constellation Energy Group, Inc.
750 E. Pratt Street
5th Floor
Baltimore, MD 21202

Re: Constellation Energy Group, Inc.
Incoming letter dated December 31, 2002

Dear Ms. Levy:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Constellation Energy by the United Brotherhood of Carpenters and Joiners of America. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

Donna M. Levy
Senior Counsel

750 E. Pratt Street
5th Floor
Baltimore, Maryland 21202
410 783-3076
410 783-3079 Fax
donna.m.levy@constellation.com


Constellation
Energy Group

December 31, 2002

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal of the United Brotherhood of Carpenters And Joiners of America Regarding Performance-Based Stock Options– Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you of the intention of Constellation Energy Group, Inc. ("Constellation Energy") to omit from its proxy statement for its 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials") portions of a statement (the "Supporting Statement") in support of a shareholder proposal (the "Proposal") received from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"). The entire Proposal and Supporting Statement are attached hereto as an exhibit.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachment. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponent, informing it of Constellation Energy's intention to omit portions of the Supporting Statement from the 2003 Proxy Materials. Constellation Energy presently expects to file its definitive 2003 Proxy Materials on March 21, 2003.

THE PROPOSAL

The Proposal requests that Constellation Energy's Board of Directors:

> [A]dopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that

the Company's stock price performance exceeds the peer group performance level.

On behalf of Constellation Energy, I respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in my view that the portions of the Supporting Statement noted below may be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) on the basis that they contain materially false and misleading statements.

A. *The Supporting Statement Includes a Statement Regarding the Nature of Indexed Stock Options that the Staff Previously Declared Materially False or Misleading.*

The Staff previously found an identical sentence to one sentence in the Supporting Statement false or misleading in granting no-action relief in the past and, therefore, Constellation Energy may exclude this sentence pursuant to Rule 14a-8(i)(3). See Tyco International Ltd. (available December 16, 2002) and Halliburton Co. (available January 31, 2001). The first sentence of the second paragraph of the Supporting Statement states, "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. Indexed stock option could also be tied to other types of market indices, such as interest rates or the consumer price index.

The Staff agreed that this statement was misleading when it granted no-action relief to Tyco in the context of an identical shareholder proposal making an identical assertion (as it failed to clarify that it was "referring only to one type of 'indexed stock options.'"). The Staff noted that, if the proponent did not revise the Supporting Statement in this manner, it would not recommend enforcement if Tyco were to omit that sentence from its proxy materials in reliance on Rule 14a-8(i)(3).

This statement must be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading in Tyco and this statement continues to be false and misleading to shareholders.

B. *The Supporting Statement Includes Several Unsubstantiated Opinions that are Phrased as Facts, That the Staff Previously Declared Materially False or Misleading.*

As set forth below, the Supporting Statement makes several allegations that, although phrased in the form of factual assertions, are actually Proponent's unsubstantiated opinions. These statements must be excluded from the 2003 Proxy

Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statements that the Staff has previously found to be false or misleading in Tyco and these statements continue to be false and misleading to shareholders.

1. The following sentences in the first paragraph of the Supporting Statement are uncorroborated opinions presented as facts:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance."

Each of these three statements may lead shareholders to make certain assumptions regarding both stock option grants generally, and the Proponent's executive compensation technique in particular, without any corroboration whatsoever. The Proponent fails to provide any authority, citations, or other relevant documentation for the assertion that stock and stock options are the "primary vehicle for focusing management on achieving long-term results." The Proponent cites no examples or support in asserting that "stock option grants can and do often provide compensation well beyond those merited," and whether or not compensation is "merited" is purely a matter of opinion. The Proponent also makes an assertion that it claims is "abundantly clear," without citing any support for such allegedly "abundant" clarity.

The identical phrases and statements of opinion in the Tyco proposal led the Staff to grant no-action relief on the grounds that they were materially false and misleading. In the Tyco letter the Staff concurred that the Proponent had to provide factual support in the form of a citation for the first sentence and recast the second and third sentences as opinions. Failure to do so was grounds for Tyco to exclude the statements. Since these same statements appear in the Supporting Statement presented to Constellation Energy, they should be properly excludable from the 2003 Proxy Materials.

2. The Proponent improperly cites anonymous support for the Proposal and negative public and shareholder reactions without accompanying substantiation. Rendering this statement materially false or misleading.

At the end of the Supporting Statement, the Proponent makes another assertion composed of unsubstantiated opinions and lacking in citations, authority, or support of any kind:

"In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution."

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation has been provided for this statement that would allow Constellation Energy or its shareholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" the Proponent refers to. There is no indication as to what "shareholder organizations," "executive compensation experts," and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the Proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this resolution." These vague and unsubstantiated references are misleading because they may improperly induce shareholders into supporting the proposal by making them believe that the same shareholder proposal is widely supported by a growing number of shareholder organizations, experts and companies, when in fact the Proposal provides no factual support for its claims.

The Staff required substantiation of identical statements in the Tyco letter. The Staff found that this statement had to be revised to specifically identify the entities referenced and provide factual support in the form of a citation to a specific source. Failure to do so was grounds for Tyco to exclude the statements. Since these same statements appear in the Supporting Statement presented to Constellation Energy, they should be properly excludable from the 2003 Proxy Materials.

C. Any Revision to the Proposal Submitted by the Proponent in Response to the Staff's Instruction Must Comply with Rule 14a-8(d).

I believe that the portions of the Supporting Statement discussed above may be properly excluded from Constellation Energy's 2003 Proxy Materials. In the alternative, they must be substantially revised before they could be included in Constellation Energy's 2003 Proxy Materials pursuant to Rule 14a-8(i)(3).

In the event that the Staff permits the Proponent to make the substantial revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that such revisions are subject to complete exclusion by Constellation Energy if they will cause the Proposal to exceed the 500-word limitation set forth in Rule 14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when Constellation Energy is attempting to finalize its proxy statement.

I would be happy to provide you with any additional information, including any documents cited herein but not included as exhibits, and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 410-783-3076 if I can be of any further assistance in this matter.

Very truly yours,



Exhibit A

Indexed Options Proposal

Resolved, that the shareholders of Constellation Energy Group, Inc. ("Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 22, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Constellation Energy Group, Inc.
Incoming letter dated December 31, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Constellation Energy may exclude portions of the supporting statement under rule 14a-8(i)(3) as false and misleading in violation of rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long-term results";
- recast the sentence that begins "Unfortunately, stock option grants . . ." and ends ". . . well beyond those merited" as the proponent's opinion;
- recast the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" as the proponent's opinion;
- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . company's primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- specifically identify the entities referenced in the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides Constellation Energy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Constellation Energy omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Gail A. Pierce
Attorney-Advisor